News Release
B2Gold Announces Appointment of Ms. Robin Weisman as Director

Vancouver, October 30, 2017 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the appointment of Ms. Robin Weisman to its Board of Directors.

Ms. Weisman joins B2Gold as a continuation of her respected career deeply-rooted in resource sector finance, where she was most recently the principal investment officer at the International Finance Corporation (“IFC”) in Washington, D.C. While at IFC, her distinguished career included working with projects up to USD$9 billion through managing a portfolio of natural resource and chemical projects and advising clients on risk mitigation strategies. Her most recent position involved leading teams to invest debt and equity in private sector high-growth mining projects in developing countries. During her 22-year career at IFC, she developed a renowned sub-specialty in managing risks through effective corporate social responsibility, and most recently focused her energies on advancing the role of women across the resource development sector.

Prior to joining IFC, she worked in increasingly senior roles including the position of vice president at Standard Chartered Bank, concentrating on structured trade financing. In her executive role at Citibank, she specialized in the currencies of emerging markets. Prior to these positions, Ms. Weisman provided financial forecasting and competitive analysis for CBS Television Network.

Ms. Weisman holds a Bachelor of Science degree from the University of Illinois and a Masters of Business Administration from the University of Chicago, Illinois. She also studied at La Sorbonne in Paris, France, and is a fluent French speaker.

Ms. Weisman officially assumed her role as director on October 23, 2017, and will attend her first Board of Directors meeting in November.

“We are very pleased that Robin has agreed to join the B2Gold team as a director,” commented Mr. Robert Cross, Chairman of the Board. “With her extensive understanding of the mining industry and impressive experience in international mining finance, Robin will be an important contributor to our business and strategy of continuing B2Gold's dramatic growth as a responsible international gold producer.”

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com